Exhibit 99.1

ERYTECH Pharma Reports Voting Results from Annual

General Meeting Held on June 21, 2019

Lyon (France) and Cambridge (U.S.), July 16, 2019 – ERYTECH Pharma (Euronext: ERYP - Nasdaq: ERYP) announced that its 2019 Annual General Meeting was held in Paris on Friday, June 21, 2019.

At the meeting, all resolutions for which management recommended a vote in favor, were adopted, including:

-	Appointment of Jean-Paul KRESS as director; he was subsequently appointed to the position of Chairman of the Board of Directors;
-	Renewal of the term of office of each of the following as a member of the Board of Directors:
o	Gil BEYEN;
o	Luc DOCHEZ;
o	Philippe ARCHINARD;
o	Galenos, represented by Sven ANDREASSON;
-	Approval of the annual financial statements and consolidated financial statements for the year ended December 31, 2018 and quietus of directors;
-	Allocation of the financial year’s results;
-	Approval of regulatory agreements and commitments referred to in Article L.225-38 of the French Commercial Code;
-	Approval of the regulations of the share subscription and/or purchase options plan adopted by the Board of Directors on September 7, 2018;
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Approval of the elements of the compensation policy for executive corporate officers and approval of the elements of fixed, variable and exceptional compensation allocated to Gil Beyen for the year ended December 31 2018;

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“Financial” delegations of authority to the Board of Directors to issue shares or other marketable securities convertible to the shares to be issued immediately or in the future by the Company, with or without the preferential subscription rights of the shareholders; and

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Authorization for the Board of Directors to grant free shares, share subscription and/or share purchase options and/or to issue detachable share subscription warrants to corporate officers and employees of the Company or companies in the ERYTECH Pharma Group.

The full results of all matters voted on at the meeting can be viewed on the Company’s website at www.erytech.com, under the Shareholders Meeting tab within the Investors/Shareholders meetings/2019 section.

About ERYTECH: www.erytech.com

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.

ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival. The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of triple-negative breast cancer. ERYTECH is also developing erymethionase, which consists of methionine-gamma-lyase encapsulated in red blood cells to target methionine-dependent cancers.

ERYTECH produces product candidates at its GMP-approved manufacturing site in Lyon, France, and at the American Red Cross in Philadelphia, USA. A large-scale GMP manufacturing facility has recently opened for operations in Princeton, New Jersey, USA and will begin manufacturing later this year.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 98 52 erytech@newcap.eu